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                                                                   EXHIBIT 21.01


                     SUBSIDIARIES OF PORTOLA PACKAGING, INC.


Portola Packaging Canada Ltd., a Yukon Territory corporation (operating)

Portola Packaging Limited, a corporation organized under the laws of England and Wales (formerly Cap Snap (U.K.) Ltd.)(operating)

Portola Packaging Ltd. (also known as Emballages Portola Ltee), a Yukon Territory corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Portola Packaging Inc. Mexico, S.A. de C.V., a Mexican corporation (operating)

Portola Allied Tool, Inc., a Delaware corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Shanghai Portola Packaging Company Limited, a People's Republic of China Corporation (operating but not significant pursuant to Item 601 of Regulation S-K)

Northern Engineering and Plastics Corporation, a Delaware corporation
(operating)



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